March 25, 2008

Mail Stop 3561

<u>via U.S. mail and facsimile</u>

Roy G. Warren, President
Attitude Drinks Incorporated
11300 U.S. Highway 1, Suite 207
North Palm Beach, Florida

**RE:     Attitude Drinks Incorporated**
        **Form SB-2, Amendment 2 filed March 3, 2008**
        **File No.  333-148038**

Dear Mr. Warren:

We have limited our review of your filing to those issues we have addressed in our comments.  Where indicated, we think you should revise your document in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

<u>General</u>

1.  We have reviewed your response to comment number one of our letter dated February 25, 2008.  We continue to believe that the offering is primary in nature under the facts and circumstances.  Please amend the prospectus to characterize the offering as primary through the selling shareholders who are acting as underwriters under the federal securities laws.  Further, please disclose the fixed price at which the selling shareholders will offer and sell the securities during the offering.

Dollar Amounts of Payments to Selling Security Holders, page 18

2. Please reference the table you have added in response to comment number two of our letter dated February 25, 2008. Revise the disclosure in the last three items of the table to include, if known, the amounts to be used in the formulas.

Possible Profit to the Convertible Note Holders, page, page 8
Convertible Notes, page 27

3. The revised disclosures in these sections do not appear to fully discuss the variable conversion price. For example, we note Section 3.4(b)(D) of the secured note agreement. Please revise these disclosures to fully discuss how the conversion price may change and the impact such changes may have on the profit to the note holders.

Possible Profit to the Warrant Holders, page 9

4. The revised disclosure in this section does not appear to fully discuss how the warrant exercise prices may change. Please revise these disclosures to fully discuss how the exercise prices may change and the impact such changes may have on the profit to the warrant holders.

Risk Factors, page 13

5. Please expand the new risk factor to address the possible decreases in conversion prices and warrant exercise prices due to issuances of stock at prices lower than the conversion or exercise prices then in effect.

Class A Warrants, page 27
Class B Warrants, page 28

6. Please revise your disclosure to explain the impact of the excepted issuances listed under (iv) and (vi). Please also provide this clarification with regard to the conversion price of the note.

Exhibits

7. We note that your Index to Exhibits in Amendment 2 includes an Exhibit (4)(5), which is entitled "Form of Secured Convertible Note with Schedule of other documents omitted." We have not located "Exhibit (4)(5)." Please advise.

In addition, please file any schedules to exhibits, other than signed convertible notes which are identical to the form of convertible note you have filed.

General

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Susann Reilly at (202) 551-3236 if you have questions.

Sincerely,


John Reynolds
Assistant Director
Office of Office of Beverages, Apparel and
Healthcare

cc:     Roy G. Warren
        By facsimile: (561) 799-5039